UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

 ACTIVE POWER, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-30939	74-2961657
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2128 W. Braker Lane, BK 12, Austin, Texas	78758
(Address of principal executive offices)	(Zip Code)

James A. Powers
Chief Financial Officer and Vice President of Finance
(512) 836-6464
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Form SD is filed by Active Power, Inc. (together with its consolidated subsidiaries, the “Company”) pursuant to Rule 13p‑1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015, to December 31, 2015. Conflict minerals are defined as tin, tantalum, tungsten, and gold (collectively “3T&G”).

In 2015, the Company manufactured flywheel-based uninterruptible power supply products and modular infrastructure solutions for which 3T&G were necessary to their functionality or production. The Company buys product components and assemblies in which its direct suppliers or sub-suppliers have incorporated 3T&G. The Company does not mine, and does not make purchases of raw ore or unrefined 3T&G directly from mines, smelters or refiners.

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry

The Company conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the 3T&G contained in components it purchased and incorporated into products and solutions in calendar year 2015 had originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or are from a scrap or recycled source. Because the Company does not have direct relationships with any mines, smelters or refiners who may be present in its supply chain, the Company expects its direct suppliers to engage with their suppliers (direct and indirect) to gather the requested information. Accordingly, as part of its RCOI for 2015, the Company:

•	reviewed its supply base and the product components and assemblies they supplied to identify those direct suppliers (“Suppliers of Concern”) that may possibly supply 3T&G to it;

•
requested the Suppliers of Concern to provide it with either a completed Electronic Industry Citizenship Coalition and Global e-Sustainability Conflict Mineral Reporting Template questionnaire (“EICC/GeSI Reporting Template”) or a position statement on conflict minerals disclosing whether their provided components and assemblies contained 3T&G and, if so, the names of the smelters used to process the 3T&G;

•	repeatedly contacted those Suppliers of Concern who did not promptly return a completed EICC/GeSI Reporting Template or a position statement on conflict minerals, and encouraged them to respond; and

•	reviewed responses received from Suppliers of Concern and requested additional information, including without limitation information to the part number level, as it deemed appropriate.

Determination

Based on its completed RCOI described above, including its evaluation of all of its purchased materials and its review of responses received from the Suppliers of Concern, the Company concluded that it has no reason to believe that any 3T&G necessary for the functionality or production of its products manufactured in 2015 originated in a Covered Country and not from scrap or recycled sources. In its prior year Form SD, the Company stated that a supplier of one product component purchased in 2014 had provided a completed company level EICC/GeSI Reporting Template indicating that it supplied conflict minerals that had originated in a Covered Country, and not from recycled or scrap sources. In 2015, the Company did not purchase from this supplier, but instead sourced the product component from an alternate supplier that represented to the Company that the component did not originate in a Covered Country.

Because of its “downstream” position in the supply chain, the Company must rely on its suppliers to provide information regarding the country of origin and chain of custody of the 3T&G included in its products. This information may be inaccurate and incomplete. As a downstream purchaser of 3T&G, the Company’s due diligence measures can provide only reasonable, not absolute, assurances regarding the source of any 3T&G in its products. The Company will continue to engage with its supply chain regarding its expectations in order to work towards receiving information that may reasonably be considered accurate and complete, and that reaches the part number level.

Link to the Company’s Website

A copy of the Company’s Conflict Minerals Disclosure for calendar year 2015 is publicly available at our Internet website, www.activepower.com, under “Corporate Governance” on our “Investor Relations” web page under the heading "Sustainability," which is linked here: http://ir.activepower.com/phoenix.zhtml?c=122065&p=irol-govhighlights. The other information on the Company’s website does not constitute part of this report on Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Active Power, Inc.
(Registrant)

/s/ James A. Powers	May 25, 2016
Name: James A. Powers	(Date)
Title: Chief Financial Officer and Vice President of Finance